Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, October 16, 2018

DAMAGES AWARDED IN LAWSUIT AGAINST EXIS, ADAM SENDER AND ANDREW HELLER

Fairfax Financial Holdings Limited (“Fairfax”) (TSX:FFH and FFH.U) announces that a jury verdict in its lawsuit filed in 2006 seeking damages for alleged stock market manipulation involving Fairfax shares has awarded Fairfax and its Crum & Forster subsidiary damages of US$10.9 million against Exis Capital Management and related Exis companies, Adam Sender and Andrew Heller, including punitive damages of US$3.0 million against Exis, US$2.25 million against Mr. Sender and US$0.25 million against Mr. Heller.  Fairfax intends to continue to pursue its remaining claims against other defendants in that lawsuit by way of appeals against previous court decisions.  The ultimate outcome of any litigation is uncertain.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946